UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-52145

RAINCHIEF ENERGY INC.
(Translation of registrant's name into English)

885 West Georgia Street, Suite 1500
Vancouver, BC V6C-3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 31, 2011, Rainchief Energy Inc. (the “Company”) issued a news release announcing that it has accepted the resignation of James Robert Moynes as a director of the Company.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	August 31, 2011 News Release – "Rainchief Energy Inc. Announces Resignation of Director”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rainchief Energy Inc.
(Registrant)

Date: September 1, 2011	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President